Exhibit 99.6

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

KEEGAN RESOURCES INC.
(the "Company" or "Keegan")

The Company reports that the following matters were voted upon and approved by the Shareholders of the Company at the annual general meeting of the Company held on October 1, 2009 (the "Meeting"):

1.	Fix Number of Directors - It was resolved that there be seven directors elected to the Board at the Meeting.

2.	Election of Directors - The following directors were elected:
Gordon J. Fretwell
Daniel T. McCoy
Richard J. Haslinger
Robert J. McLeod
Marcel de Groot
Maurice Tagami
Keith Minty

3.	Appointment of Auditor - BDO Dunwoody LLP, Chartered Accountants, was appointed as auditor of the Company for the ensuing year.

4.	Continuation of Shareholders Rights Plan - Shareholders Rights Plan between the Company and Computershare Investor Services Inc. dated effective September 1, 2006 was approved for continuation until September 1, 2012.